December 31, 2019

Ron Poliakine
Chief Executive Officer
Nano-X Imaging Ltd.
Communications Center
Neve Ilan, Israel 9085000

       Re: Nano-X Imaging Ltd.
           Draft Registration Statement on Form F-1
           Submitted December 4, 2019
           CIK No. 0001795251

Dear Mr. Poliakine:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1

Overview, page 1

1. Please revise paragraph four to briefly discuss the basis for the statement that you will be able to market and deploy the Nanox System broadly across the globe "at a substantially lower cost compared to currently available medical imaging systems, such as computed tomography."
2. Please revise the second to the last sentence in paragraph five to indicate the basis for your belief that neither your X-ray source nor the Nanox.Cloud will require regulatory approval or clearance as individual products marketed independently from the Nanox.Arc. Please also revise to address the apparent discrepancy between this statement and your statement
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FirstName LastNameRon Poliakine
Nano-X Imaging Ltd.
Comapany31, 2019
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         in the first sentence that you expect to submit a 510(k) application with respect to the
         Nanox.Arc and Nanox.Cloud for medical device clearance with the FDA at a future date.
3. Please also revise paragraph five to clarify, as you do at page 74, that to date you have not obtained FDA feedback regarding the regulatory pathway you expect to pursue.
4. Please revise to make clear the basis for describing your system as potentially "first-of-its-
         kind" when you also state that you expect to make no new claims as to the operation, image quality or functionality of the Nanox.Arc compared to a predicate device and you have not yet produced a prototype of the Nanox.Arc nor a beta version of the
         Nanox.Cloud software.
Certain of our directors and/or officers may have interests that compete with ours., page 23

5. Please revise, as appropriate, to discuss any mechanism in place to resolve conflicts of interest among the parties you have identified.
Use of Proceeds, page 53

6. Please revise paragraph two to indicate how much of the proceeds you intend to allocate to each use you have identified. Also, please clarify whether you anticipate having sufficient funds associated with obtaining regulatory clearance. If not, please indicate the source of any additional funds needed to do so.
7. We note disclosure at page 110 under "Asset Purchase by the Company from Nanox
         Gibraltar" that the consideration for assets transferred to the company will occur, among other events, upon "the closing of the first underwritten public offering of the Company pursuant to a registration statement under the Securities Act or the Israeli Securities Law."
         To the extent that proceeds from the offering will be used as consideration for the assets transferred, please revise to so indicate, including the amount to be allocated.
Business, page 68

8. Please describe the material terms of your collaboration agreement with Hadasit Medical
         Research Services and Development Ltd., referenced in Note 10 on page F-18, including a description of each party's rights and obligations, a quantification of any payment obligations including milestones and range of royalty payments, the contract term and any termination provisions. Please also file the agreement as an exhibit or provide us with an analysis supporting a determination that you are not required to file it as an exhibit.
Intellectual Property, page 77

9. Please revise to identify the other jurisdictions where you have nine patents issued.
10. We note your reference to existing license agreements in sentence one of the first full risk factor on page 28, but see no further discussion of these agreements, nor are they listed in your exhibit index. Please revise or advise. Please also expand to describe the terms of the
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Nano-X Imaging Ltd.
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         right of first negotiation agreement with Fujifilm as noted on page 29 and file it as an exhibit, or provide an analysis as to why you are not required to file it.
Note 1. General, page F-8

11. We note that the asset purchase agreement excluded the shares of Nanox Japan, Inc., a wholly owned subsidiary of Nanox PLC (page 110) and you adjusted the financial statements to reflect only the net assets that were transferred in the transaction. Since the financial statements appear to include Nanox Japan, please explain to us the interests in
         Nanox Japan that were transferred under the asset purchase agreement and are reflected in the financial statements.
Note 2. Significant Accounting Policies, Functional Currency, page F-9

12. Please reconcile the disclosure on page 22 that a significant portion of your operating expenses, including personnel and facilities related expenses, are incurred in NIS and Yen, with your disclosure on page F-9 that a substantial portion of your operational costs are denominated in U.S. dollars. Tell us how you considered ASC 830-10-45 in determining that your functional currency is the U.S. dollar.
Note 4. Related Party Liability, page F-13

13. Please show us how you calculated the amount of the related party liability of $8,157,000.
Note 6. Shareholders' Equity, page F-13

14. Please tell us why you reflect the sale of 1,666,774 ordinary shares during the year ended
         December 31, 2018, for an aggregate amount of $3,684,000, as a non-cash financing activity in the statement of cash flows on page F-7.
15. We note that your pro forma presentations on pages 6, 8, 55, and 56 assume the issuance of ordinary shares that will be issued upon the exercise of warrants held by certain of your shareholders immediately prior to the closing of the offering. Please tell us where you discuss these warrants in the financial statements and why you believe the warrants will be exercised prior to the closing.
Note 8. Related Parties, page F-16

16. In Note 8(d), you disclose that the related party receivable of $1,694,000 includes funds you received from Six-Eye from the sale of ordinary shares in 2018 less amounts payable
FirstName LastNameRon Poliakine
       under your consulting agreement. Please tell us why you reflect the amounts net and
Comapany NameNano-X Imaging Ltd. services in the statements of operations. Ensure that you where you include the consulting
       include all of the disclosures required by ASC 850-10-50-1 in the financial statements.
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Nano-X Imaging Ltd.
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General

17. Supplementally provide us with copies of all written communications, as defined in Rule
         405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
       You may contact Li Xiao at 202-551-4391 or Kate Tillan at 202-551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact
Paul Fischer at 202-551-3415 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Life
Sciences
cc:      Andrea Nicolas